07002135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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SEC FILE NUMBER
8-17212

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2500
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kolesar 404-724-3389

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2006

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2006

OATH OR AFFIRMATION

I, Albert Kolesar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Capital Markets, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Albert Kolesar
Signature

Chief Financial Officer
Title

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Capital Markets, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2007

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
As of December 31, 2006
($ in thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 404
Cash and securities segregated under Federal and other regulations	9,970
Receivables from brokers and dealers	19,042
Customer receivables	17,828
Securities purchased under agreements to resell	5,873,946
Securities owned:	
U.S. government and agency obligations	430,503
State and municipal obligations	257,251
Corporate debt and equities	240,938
Commercial paper	29,940
Securities not readily marketable	22,245
Other	945
Total securities owned (including encumbered securities of $200,798)	981,822
Accrued interest and other income receivable	14,606
Secured demand note receivable from Parent	160,000
Due from related parties	2,378
Other intangible assets	1,343
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $43,117	13,047
Goodwill	123,340
Other assets	67,593
Total Assets	$ 7,285,319
Liabilities	
Securities sold but not yet purchased	$ 261,229
Securities sold under agreements to repurchase	5,852,671
Accrued compensation and benefits	50,658
Accrued interest payable and other liabilities	9,324
Due to related parties	26,732
Lines of credit payable to related parties	467,703
Income taxes payable to Parent	24,993
Payables for Unsettled securities transactions	37,959
Payables to brokers and dealers	18,346
Customer payables	7,846
Total liabilities	6,757,461
Commitments and contingencies (Note 8)	
Subordinated demand note payable to Parent	160,000
Shareholder's Equity	
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	299,870
Retained earnings	67,888
Total shareholder's equity	367,858
Total Liabilities and Shareholder's Equity	$ 7,285,319

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2006
($ in thousands)

Revenues:		
Corporate finance fees	$	183,850
Interest		326,055
Commissions		33,368
Underwriting fees		23,012
Trading gains, net of losses		38,567
Management and investment advisory fees		5,277
Other		14,808
Total revenues		624,937
Expenses:		
Compensation and benefits		165,634
Interest		312,907
Fees paid to related parties		35,508
Outside processing and software		23,968
Occupancy and equipment		10,860
Other		22,407
Total expenses		571,284
Income before taxes		53,653
Provision for income taxes		16,378
Net Income	$	37,275

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006
($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2005	$ 100	$ 301,857	$ 30,613	$ 332,570
Net Income	-	-	37,275	37,275
Return of Capital to Parent	-	(1,987)	-	(1,987)
Balance, December 31, 2006	$ 100	$ 299,870	$ 67,888	$ 367,858

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2006
($ in thousands)

Subordinated Demand Note Payable to Parent, Beginning of Year	$	160,000
Repayment of subordinated demand note		-
Issuance of subordinated demand note		-
Subordinated Demand Note Payable to Parent, End of Year	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2006
($ in thousands)

Cash flows from operating activities:		
Net income	$	37,275
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		5,756
Deferred tax benefit		(1,086)
(Increase) decrease in operating assets:		
Cash and securities segregated under Federal and other regulations		39
Securities purchased under agreements to resell		(1,988,448)
Securities owned		186,851
Securities not readily marketable		(22,245)
Receivables:		
Brokers and dealers		7,098
Customers		38,811
Unsettled securities transactions, net		148,151
Accrued interest and other income receivable		289
Due from related parties		(1,774)
Other assets		(9,503)
Increase (decrease) in operating liabilities:		
Securities sold but not yet purchased		(16,602)
Securities sold under agreements to repurchase		2,042,730
Accrued compensation and benefits		(1,138)
Accrued interest payable and other liabilities		104
Due to related parties		25,148
Income taxes payable		(1,686)
Payable for Unsettled Securities Transactions		37,959
Payables to brokers and dealers		(718)
Customer payables		(13,589)
Net cash used in operating activities		473,422
Cash flows from investing activities:		
Proceeds from sale of other intangible assets		1,050
Capital expenditures		(4,942)
Net cash used in investing activities		(3,892)
Cash flows from financing activities:		
Borrowings from related parties under lines of credit, net		(469,427)
Net cash from financing activities		(469,427)
Net change in cash and cash equivalents		103
Cash and cash equivalents, beginning of year		301
Cash and cash equivalents, end of year	$	404
Supplemental cash flow information:		
Cash paid for:		
Interest	$	311,626
Income taxes to Parent	$	15,914
Supplemental disclosure of non-cash activities:		
Return of capital to Parent	$	(1,987)

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

SunTrust Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of SunTrust Banks, Inc. (the "Parent"). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers.

The Company self clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third party clearing broker.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade, on December 31, 2006, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income.

Corporate Finance, Underwriting, and Management and Investment Advisory Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management and investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of transaction-related expenses.

Commissions

Commissions are earned by the Company for buying and selling securities on behalf of customers. The revenues are recognized on the trade date, which is when substantially all the efforts in generating the commissions have been completed.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Membership Owned

At 12/31/05, the Company owned a NYSE membership which was valued at $1.05 million and classified as an intangible asset in accordance with FASB Staff Position No. 142-c, *Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Exchange Memberships.*

On March 7, 2006 the NYSE merged with Archipelago, a publicly traded company. The combined public entity, NYSE Group, Inc. (NYX), began trading on March 8, 2006. The Company received $300,000 in cash and 80,177 restricted shares of NYSE Group common stock in consideration for its NYSE membership. The Company also received a $70,571 dividend for being a member of record as of March 6, 2006.

In May 2006, 51,900 shares of NYSE were no longer restricted and were sold. The Company recognized a gain of $370,835 which was classified as "Other income". As of 12/31/2006, the Company held 28,277 restricted shares of NYSE which are accounted for at FMV less a 20% marketability discount.

Impairment of Long-Lived Assets
In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2006.

Goodwill
Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completed its annual review of goodwill prior to December 31, 2006, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Income Taxes
The Company is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it was filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to pension and benefit related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax asset totaled $34.7 million at December 31, 2006.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents approximates their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In July 2006, the FASB issued FIN48, "Accounting for Uncertainty in Income Taxes", an interpretation of FAS 109 "Accounting for Income Taxes". FIN 48 provides a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the impact on the financial statements of the Company will not be material.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which clarifies how companies should measure fair value when companies are required by US GAAP to use a fair value measure for recognition or disclosure. Under SFAS No. 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits companies to elect, on an instrument-by-instrument basis, to fair value certain financial assets and financial liabilities with changes in fair value recognized in earnings as they occur. These Statements are effective January 1, 2008 for calendar year companies. Early adoption, effective January 1, 2007, is permitted as long as companies adopt SFAS No. 157 concurrently with SFAS No. 159. The Company is currently determining if early adoption of both SFAS No. 157 and SFAS No. 159 is appropriate.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2006, a U.S. Treasury bill carried at a market value of $9,968,613 and $1,000 of cash has been segregated in a special reserve account for the benefit of customers of the Company under SEC Rule 15c3-3.

4. Securities Under Agreements To Resell and Repurchase

Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% to 105% of the underlying securities. Collateral is valued daily, and the Company may require counter-parties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2006, the Company had accepted collateral with a fair value of $5.88 billion that the Company is permitted by contract or custom, to sell or re-pledge, and had re-pledged $5.85 billion of that collateral.

5. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities

sold but not yet purchased consisted of the following at quoted market prices at December 31, 2006:

		(in thousands)
U.S government obligations	$	261,179
Equity Securities		50
	$	261,229

6. **Employee Benefits**

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension plan and other employee benefits were approximately $17.5 million in 2006, all of which is included in compensation and benefits in the accompanying statement of operations.

The Company also participates in the stock option plan of the Parent. The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan ("Stock Plan") under which the Parent's Compensation Committee has the authority to grant stock options, and restricted stock to key employees of the Company. Stock options are granted at a price which is no less than the fair market value of a share of SunTrust common stock on the grant date and may be either tax-qualified incentive stock options or non-qualified stock options. Stock options typically vest over three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but expect differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based

on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair value of options granted during 2006 was $16.41 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2006	
Expected dividend yield	3.18 %
Expected stock price volatility	25.64
Risk-free interest rate (weighted average)	4.51
Expected life of options	6 years

The Parent allocates Stock Option and Restricted Stock Option expense to the Company. The Company's stock option and restricted stock expense for 2006 was approximately $769,365 and $2,223,512, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2006, there was approximately $8.7 million of unrecognized stock-based compensation expense related to non-vested stock.

7. **Transactions with Related Parties**

During the year ended December 31, 2006, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2006 are:

	(in thousands)
Cash and cash equivalents	$ 404
Cash segregated under Federal and other regulations	1
Securities purchased under agreements to resell	5,063,617
Secured demand note receivable from Parent	160,000
Due from related parties	2,378
Other assets	37,893
Securities sold under agreements to repurchase	5,063,617
Due to related parties	26,732
Note payable to related parties	467,703
Income taxes payable to Parent	24,993
Subordinated demand note payable to Parent	160,000
Revenues:	
Corporate finance fees	1,712
Interest	232,947
Underwriting fees	881
Managagement and investment advisory fees	8,533
Other	2,721
Expenses:	
Interest	250,706
Fees paid to related parties	35,508

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 5.46% at December 31, 2006, with interest due monthly. At December 31, 2006, the outstanding balance on this unsecured line of credit was $250 million.

The Company has a $160 million subordinated collateralized non-interest-bearing note with the Parent that matures on December 15, 2007. Under the terms of the note, the Parent provided the Company with a non-interest-bearing note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 8), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2006, no such notices had been presented to the NYSE.

The Company also has a $400 million unsecured line of credit with SunTrust Bank ("STB"). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2006 was 5.41 %. Any advances and accrued interest are due the following business day. At December 31, 2006, the outstanding balance was $217.7 million.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2006, there were no outstanding borrowings under the facility.

8. Commitments and Contingencies

The Company leases certain office facilities and equipment under non-cancelable leases that expire through 2016, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on non-cancelable leases for each of the following years ending December 31 are as follows:

2007	$	5,472,842
2008		5,533,480
2009		5,614,736
2010		5,578,098
2011		5,243,266
Thereafter		18,751,231
Total minimum lease payments	$	46,193,653

Rental expense for the year ended December 31, 2006 was $5.3 million.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2006, which were subsequently settled, had no material effect on the financial statements for the period presented.

Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any material litigation or claims against the Company.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2.0% of aggregate debit balances arising from customer transactions, as defined. Additionally, the Company's minimum net capital must include an amount equal to 10% of excess market value, as defined that is subject to reverse repurchase agreements. At December 31, 2006, the Company had net capital, as defined, of $234.8 million, which was $233.8 million in excess of the required net capital.

10. Financial Instruments with Off-Balance Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore are not reflected in trading assets or liabilities. The Company enters into various off-balance-sheet financial instruments of this nature regarding

mortgage-backed to-be-announced ("TBA") securities. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities sold but not yet purchased and in current period earnings. At December 31, 2006 the Company had TBA commitments totaling $46.5 million, resulting in unrealized losses of $0.14 million.

11. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customer's account. For the year ended December 31, 2006, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires May 12, 2010.

12. Fair Value of Financial Instruments

The Company's financial instruments are either at quoted market prices or have stated rates of interest, which approximate current market rates, with the exception of the $160 million subordinated non-interest bearing note with the Parent, for which the fair value cannot be estimated. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2006.

13. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, "Accounting for Income Taxes," are as follows:

(in thousands)

	Current	Deferred	Total
Federal	$ 19,293	$ (1,761)	$ 17,532
State	(1,829)	675	(1,154)
	$ 17,464	$ (1,086)	$ 16,378

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	(in thousands)
Expected income tax expense at U.S. statutory rate	$ 18,779
The effect of:	
Increase due to state taxes, net of U.S. federal income tax effects	(750)
Other, net	(1,651)
Income tax expense	$ 16,378

SunTrust Capital Markets, Inc.

Schedule I

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As Of December 31, 2006
($ in thousands)

Computation of Net Capital:		
Total shareholder's equity		$ 367,858
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		527,858
Deductions and/or charges:		
Nonallowable assets	$ 237,365	
Additional charges for customers' and non -customers' security accounts	4	
Aged fail to deliver	29	
Other deductions or charges	3,024	240,422
Net capital before haircuts on securities positions		287,436
Haircuts on securities		
Trading assets:		
U.S. government and agency obligations	16,349	
State and municipal obligations	9,890	
Stocks and warrants	14	
Corporate obligations	26,085	
Undue concentration	304	
Other securities	19	52,661
Net capital		234,775
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1,000 if greater) plus 10% of excess market value, as defined, that is subject to reverse repurchase agreements.		1,006
Excess net capital		$ 233,769
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 233,568

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2006, filed on February 26, 2007.

SunTrust Capital Markets, Inc.

Schedule II

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2006
($ in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	7,846
Market value of short securities and credits in all suspense accounts over 30 calendar days	$	26
Total credit balances		7,872
Debit balances:		
Customer debit balances		17,307
Less 3%		519
Total debit balances		16,788
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	-
Amount on deposit in the "Reserve Bank Account" at December 31, 2006	$	9,970

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2006.

SunTrust Capital Markets, Inc. **Schedule III**

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of December 31, 2006

MARKET VALUE AND THE NUMBER OF ITEMS OF:	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
NUMBER OF ITEMS	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
NUMBER OF ITEMS	None

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements of SunTrust Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

END